Financial Statements and Supplementary Information

UBS Asset Management (US) Inc.
(A Subsidiary of UBS Americas Inc.)
Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-21901

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UBS Asset Management (US) Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1285 Avenue of the Americas
                                  (No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Earl Lafontant	201-3528336	earl.lafontant@ubs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EY, Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 North Wacker Drive	Chicago	IL	60606-1787
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
    accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
    CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Earl Lafontant, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UBS Asset Management (US) Inc., as of February 25, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FINOP Officer

[signature]
Notary Public

JAMAL H. MARJI
Notary Public, State of New York
No. 01MA4999983
Qualified in Westchester County
Term Expires Aug. 3, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UBS Asset Management (US) Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2021

Contents



Ernst & Young LLP
One Manhattan West.
401 Ninth Avenue
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of UBS Asset Management (US) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Asset Management (US) Inc. (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but were unable to determine the specific year.

February 25, 2022

UBS Asset Management (US) Inc.

Statement of Financial Condition
(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2021

Assets		
Cash and cash equivalents	$	30,585
Receivable from third parties		441
Receivable from affiliates		3,577
Prepaid expenses		171
Total assets	$	34,774
Liabilities and stockholder's equity		
Liabilities:		
Payable to affiliates	$	2,191
Accrued liabilities and accounts payable		777
Income Tax Payable		609
Total liabilities		3,577
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		17,563
Retained earnings		13,633
Total stockholder's equity		31,197
Total liabilities and stockholder's equity	$	34,774

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2021

Revenues	
Distribution fees from affiliates	$ 45,036
Distribution fees from third parties	81
Commissions	2
Interest income	3
Total revenues	45,122
Expenses	
Distribution costs to affiliates	15,518
Allocated costs from affiliate	7,724
Distribution costs to third parties	2,426
Professional fees	445
Other expenses	651
Total expenses	26,764
Income before income tax expense	18,358
Income tax expense	4,725
Net income	$ 13,633

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity
(In Thousands of Dollars)

Year Ended December 31, 2021

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2021	$	1	$	17,563	$	3,000	$ 20,564
Net income		–		–		13,633	13,633
Dividend paid to Parent		–		–		(3,000)	(3,000)
Balance at December 31, 2021	$	1	$	17,563	$	13,633	$ 31,197

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

Year Ended December 31, 2021

Cash flows from operating activities

Net income	$	13,633
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase)/ Decrease in operating assets:		
Receivable from third parties		78
Receivable from affiliates		28
Receivable for income tax overpayment		290
Prepaid expenses		21
Increase/ (Decrease) in operating liabilities:		
Payable to affiliates		(2,135)
Accrued liabilities and accounts payable		95
Current income taxes payable		609
Net cash provided by operating activities		12,619

Cash flows used in financing activities

Dividend paid to Parent		(3,000)
Cash used in financing activities		(3,000)
Net increase in cash and cash equivalents		9,619
Cash and cash equivalents at beginning of year		20,966
Cash and cash equivalents at end of year	$	30,585

Supplemental disclosure of cash flow information above

Income tax payments were $3,827, which were all through intercompany accounts in 2021.

See accompanying notes.

UBS Asset Management (US) Inc.

Notes to Financial Statements
(In Thousands of Dollars)

Year Ended December 31, 2021

1. Organization and Nature of the Business

UBS Asset Management (US) Inc. (the Company) is organized as a Delaware corporation and is primarily engaged in the business of distributing mutual funds, money market funds and private investment funds. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or the Parent), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

The negative effects of the COVID-19 crisis on our financial and capital positions remained limited in 2021, despite the uncertainties caused by the pandemic. The Omicron variant continues to spread in many countries, and there is uncertainty about when restrictions introduced in many countries will be eased. We maintained a strong capital and liquidity position in the face of the COVID-19 pandemic.

Cash and Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. As of December 31, 2021, cash equivalents include U.S. Treasury Bills with a face value of $27,910 maturing in January 2022. The U.S. Treasury Bills approximate fair value equates to carrying value. Cash and cash equivalents are held at an affiliated bank.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Distribution fees are recognized upon performance obligation during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

The below table includes revenues which are impacted by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*.

Distribution fees from affiliates	$ 45,036
Commissions	
Distribution fees from third parties	81
Commissions	2
Total Commission	83
Total revenue from contracts with customers	**$ 45,119**

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state and local jurisdictions. Federal, state, and local taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC Topic 740, *Income Taxes* ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

ASC Topic 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Accounting Developments

Adopted in 2021

There are no recent accounting pronouncements that affected the financial statements of the Company.

3. Related Party Transactions

Under a service level agreement, UBS Asset Management (Americas) Inc. (AM Americas) compensates the Company for the distribution of certain investment products for which AM Americas is the registered investment adviser. These amounts are included in distribution fees from affiliates on the statement of operations, and totaled $44,658 for the year ended December 31, 2021. This amount is calculated based on three components: 1) sales of certain investment products, 2) the average net assets of specified funds distributed by the Company and 3) costs incurred by the Company as part of its distribution activities.

Under a marketing and sales support services agreement with UBS Realty Investors LLC (UBS Realty), the Company provides certain marketing and sales support services to UBS Realty on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Realty. The Company earned $350 for the year ended December 31, 2021, which is included in distribution fees from affiliates on the statement of operations. The Company may share a portion of the fees earned under this agreement with UBS Financial Services Inc. for introductions to such investors.

Under a marketing and sales support services agreement with UBS Farmland Investors LLC (UBS Farmland Investors), the Company provides certain marketing and sales support services to UBS Farmland Investors on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Farmland Investors. The Company earned $28 in accordance with the agreement for the year ended December 31, 2021, which is included in distribution fees from affiliates on the statement of operations.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

3. Related Party Transactions (continued)

The Company has entered into a distribution support services agreement with UBS Financial Services Inc. for distribution, marketing support, and other services related to certain mutual funds. Under the agreement, the Company pays both sales-based and asset-based fees. In accordance with the agreement, the Company incurred $5,053 in distribution support service costs from UBS Financial Services Inc. for the year ended December 31, 2021, which is included in distribution costs to affiliates on the statement of operations.

The Company has also entered into selected dealer agreements with UBS Financial Services Inc. and UBS Securities LLC (UBS Sec LLC) related to the sale of shares of certain money market funds. Under these agreements, the Company pays UBS Financial Services Inc. and UBS Sec LLC sales charges and commissions based on average daily net assets of each fund. For the year ended December 31, 2021, fees related to these agreements totaled $10,130 and $335 respectively, and are included in distribution costs to affiliates on the statement of operations.

The Company is allocated the portion of the expenses incurred by AM Americas that relates to the distribution activities conducted by the Company. Employees of AM Americas associated with distribution activities and officers of AM Americas have dual-employee status with both the Company and AM Americas. All compensation, direct, indirect and benefit costs associated with the dual-employees are borne by AM Americas and allocated to the Company based on a service-level agreement. These amounts are included in allocated costs from affiliate on the statement of operations and totaled $7,724 for the year ended December 31, 2021.

As of December 31, 2021, $3,577 of distribution fees from affiliates and $2,191 of distribution costs to affiliates are included in the receivable from affiliates and payable to affiliates respectively on the statement of financial condition.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, Rule 15c3-1. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of $250. As of December 31, 2021, the Company's net capital, as defined, was $27,008 which exceeded the minimum net capital required by $26,758.

Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

5. Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

As of December 31, 2021, the Company had no net deferred tax balances.

The components of the provision for income taxes for the tax year ended December 31, 2021 were as follows:

Current	
Federal	$ 3,624
State and local	1,101
Total current	4,725
Deferred	
Federal	0
State and local	0
Total deferred	0
Total provision for income taxes	$ 4,725

The Company's effective tax rate differs from the statutory federal rate of 21 percent due to state and local taxes.

As of December 31, 2021, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within ASC Topic 740 and, accordingly, no additional disclosures are required.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2021, the consolidated group is under examination by the Internal Revenue Service for tax years 2015 through 2018. The 2019 and 2020 tax years are open for examination. There are various state and local jurisdictions currently under audit for tax years 2009 through 2019 and the 2020 tax year is open for examination.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

5. Income Taxes (continued)

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

6. Dividend

The Board of Directors of the Company declared a dividend on May 4, 2021 for the amount of $3,000. The dividend was paid to UBS Americas Inc. on May 14, 2021.

7. Contingencies

At various times, the Company may be named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

8. Subsequent Events

The Company has evaluated its subsequent event disclosure through February 25, 2022, the date the Company's financial statements were issued, and has determined there were no material events that occurred during that period that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2021.

Supplementary Information

UBS Asset Management (US) Inc.

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
(In Thousands)

December 31, 2021

Stockholder's equity		$ 31,197
Less Non-allowable assets		
Receivable from third parties	441	
Receivable from affiliates	3,577	
Prepaid expenses	171	
		(4,189)
Net capital		27,008
Net capital requirement (greater of $250 or 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $0))		250
Excess net capital		$ 26,758

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's December 31, 2021, unaudited Part IIA FOCUS Report, as refiled, and amended on February 24, 2022.

UBS Asset Management (US) Inc.

Schedule II

Computation for Determination of PAB Account and Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2021

The Company is characterized as a Non- Covered Firm and covered by SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073. Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The activities of Company are limited exclusively to the distribution of mutual funds, money market funds, and private placements of funds managed by its UBS affiliates, primarily UBS Asset Management (Americas) Inc.



Ernst & Young LLP
One Manhattan West,
401 Ninth Avenue
New York, NY 10001

Tel: +1 212 773 3000
ey.com

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working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of UBS Asset Management (US) Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which UBS Asset Management (US) Inc. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to the distribution of mutual funds, money market funds, and private placements of funds managed by its UBS affiliates, primarily UBS Asset Management (Americas) Inc., an investment adviser registered with the SEC, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2021 except as described in its exemption report.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2022

 **UBS**

UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 5247
www.ubs.com

UBS Asset Management (US) Inc.

Exemption Report

December 31, 2021

UBS Asset Management (US) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the distribution of mutual funds, money market funds, and private placements of funds managed by its UBS affiliates, primarily UBS Asset Management (Americas) Inc., an investment adviser registered with the SEC, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2021, except as described below.

     a. Accidental receipt $10,393.94 - received 05/10/21, returned 05/12/21
     b. Accidental receipt $ 9,629.27 - received 07/08/21, returned 07/28/21
     c. Accidental receipt $50,000.00 - received 09/27/21, returned 09/30/21
     d. Accidental receipt $52,875.00 - received 12/20/21, returned 12/21/21

UBS Asset Management (US) Inc.

I, Earl Lafontant, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: FINOP
February 25, 2022